Mail Stop 3561

August 21, 2007

*By U.S. Mail and facsimile to (408) 943-4730*
T. J. Rodgers
President and Chief Executive Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

**Re:    Cypress Semiconductor Corporation**
        **Definitive 14A**
        **Filed March 30, 2007**
        **File No. 001-10079**

Dear Mr. Rodgers:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments.  Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure.  Please do so within the time frame set forth below.  You should comply with the remaining comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply.  Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 29

1.  The compensation discussion and analysis should be sufficiently precise to identify
    material differences in compensation policies with respect to individual named
    executive officers.  Refer to Section II.B.1. of Commission Release No. 33-8732A.
    We note the significant disparity between your chief executive officer's non-equity
    incentive plan compensation and stock and option awards as compared to the other
    named executive officers.  Please provide a more detailed discussion of how and why
    your chief executive officer's compensation differs from that of the other named
    executive officers.

Compensation Framework, page 31

2.  You indicate that the compensation committee targets compensation based on peer
    group compensation data.  Please disclose whether actual compensation awarded was
    at the targeted percentile and, if not, explain why it was outside of the range.  Please
    refer to Item 402(b)(1)(v) of Regulation S-K.

Cash Incentive Pay, page 33

3.  You state that payment of bonus amounts under your KEBP and the PPSP depends on
    the achievement of "specified performance goals or CSFs."  Please revise your
    disclosure to disclose the performance measures considered to determine the amount
    payable under your performance based incentive compensation.  To the extent you
    believe that disclosure of this information would result in competitive harm such that
    the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-
    K, please provide us with your analysis using the standard you would use if
    requesting confidential treatment and discuss in your disclosure how difficult it would
    be for the named executive officers to meet those goals or how likely it will be for the
    company to achieve the undisclosed target levels.  General statements regarding the
    level of difficulty, or ease associated with achieving performance goals, are not
    sufficient.  In discussing how difficult it will be for an executive or how likely it will
    be for you to achieve the target levels or other factors, you should provide as much
    detail as necessary without providing information that would result in competitive
    harm.  You should provide insight into the factors considered by the compensation
    committee prior to the awarding of performance-based compensation such as
    historical analyses prior to the granting of these awards or correlations between
    historical bonus practice and the incentive parameters set for the relevant fiscal
    period.

Performance Profit Sharing Plan, page 34

4.  You indicate on page 34 that each employee defines critical success factors to be
    completed with a fiscal quarter and that each employee also determines their level of
    achievement of such factors.  With respect to your named executive officers, clarify

whether the setting, scoring and approval of such factors require the participation of or approval by, in the case of the chief executive officer, the compensation committee, or in the case of all other named executive officers, the chief executive officer.

Key Employee Bonus Plan, page 34

5.  Based on your disclosure regarding this plan as well as the performance profit sharing plan, it is unclear why you have not provided the information required by Item 402(d)(2)(iii) of Regulation S-K for each of these plans. We would expect to see, for each named executive officer and for each of these two plans, as applicable, a separate line provided for each quarterly and annual grant made to the named executive officer in the last completed fiscal year. Please refer to Item 402(d)(1) of Regulation S-K. Payment of amounts in the quarter following completion of the performance period in question, as indicated in footnote 1 to your grants table, does not eliminate the requirement that you provide the information set forth in Item 402(d)(2)(iii). You should also identify the particular plan under which each such grant was made. Refer to Instruction 1 to Item 402(d) of Regulation S-K. You may consider changing the heading to "Estimated *possible* payouts under Non-equity incentive plan awards." See Question 5.02 of the Item 4.02 of Regulation S-K Interpretations available on our website at www.sec.gov.

Equity Based Compensation, page 36

6.  Your compensation discussion and analysis should include discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. We note that the proposed amendment to the 1994 Stock Plan pursuant to which you grant equity incentives to your named executive officers includes the addition of stock appreciation rights as an award type under the plan. To the extent known, you should provide the disclosure required by Item 402(b) with respect to future years' compensation policies, plans or arrangements and to the extent applicable, such disclosure should also be responsive to the comments issued in this letter. You may qualify such disclosure as necessary to make clear to the reader that such policies are subject to shareholder approval.

Equity Based Compensation, page 36

7.  Please revise your discussion on your equity based compensation to discuss how you determine the equity based compensation for a named executive officer including the amount of the equity award, how you determine the allocation between the different types of equity awards and when the awards are granted. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) of Regulation S-K.

Cypress's Policies with Respect to Equity Compensation Awards, page 36

8.  You state that the compensation committee may award "non-standard awards" of equity to the executive officers.  Please clarify how the non-standard awards are structured and implemented to reflect the company's or the individual's performance.  Please refer to Item 402(b)(1)(v) and (b)(2)(vi) of Regulation S-K.

Director Compensation, page 40

9.  Please revise the footnotes to disclose the aggregate amount of stock awards held at fiscal year end.  In addition, please revise footnote 1 to clarify that the "grant date compensation cost of awards" refers to the grant date fair value of the equity awards.  Please refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Summary Compensation Table, page 41

10. Please provide a narrative description of any material factors necessary to understanding of the information contained in the summary compensation table.  While material factors vary depending upon the facts, you may consider, for example, including an explanation of the performance based conditions or other material conditions that are applicable to the incentive awards and the extent to which discretionary awards were granted.  Please also discuss the Patent Award Program referred to in footnote 4 to the summary compensation table.  Please provide a similar narrative following the grants of plan-based awards table as well.  Please refer to Item 402(e) of Regulation S-K and revise your disclosure accordingly.

11. Please revise footnote 5 to the summary compensation table to quantify the amount of perquisites and personal benefits.  Please refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Outstanding Equity Awards, page 44

12. Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end.  Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Other Disclosures, page 48

13. Provide the information required by Item 404(b).  For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel